 Calypso Wireless, Inc
  5100 Westheimer, Suite 200
  Houston, Texas 77056
  713-936-3560

T-Mobile Lawsuit update:

Note:   Shareholders can keep updated on the status of the Lawsuit by visiting PACER, the website for the federal courts at http://pacer.psc.uscourts.gov/ and register with Pacer. After registration and receiving a login ID, you then need to follow the instructions or login at http://pacer.uspci.uscourts.gov/. Our lawsuit is in the Eastern District of Texas (txsdce) and is case number 2:2008cv00441

Background:

In April 2008 - Calypso attempts to enter into agreement with Acacia to recover the value of its patents. Acacia had promised to advance Calypso $5M upon over two years had agreement been entered and accepted. Drago Daic and Jimmy Williamson, creditors of the company and owning a combined 25% of the patents, refused to allow such an agreement.

In May 2008 - Calypso tries to contact T-Mobile to attempt to negotiate a licensing deal. Daic/Williamson refused to allow such, wishing to sue T-Mobile instead. Calypso finds two very qualified IP Law firms wishing to enter into agreement with Calypso. Daic/Williamson refuse to allow these firms.

Early June 2008 - Daic/Williamson require Calypso to abandon its efforts at obtaining legal representation and causes Calypso to hire their long time family friend and former business partner, Ross Sears II, to be Calypso's Patent attorney as lead counsel. They gave Mr. Sears a 40% contingency fee to do this knowing that Mr. Sears was not an experienced patent lawyer. He would have to find competent Patent attorneys to prosecute the case and would keep about 30% of the "fee" to do it, or about 12% of the whole patent revenue obtained through litigation. Mr. Sears agreed that he could perform by June 27, 2008. However, he failed leaving the company in an extremely prejudiced position. Calypso was now unable to raise capital, negotiate an agreement, hire counsel nor in any way prosecute its patents.

Mid August 2008 - Daic/Williamson/Sears present Calypso with a proposal between Calypso and the law firm defined as Sears Crawford and Williamson Kherkher with a combined interest whereupon Sears Crawford would obtain 12% and Williams Kherkher would retain 28% of the revenue from any successful litigation over the patent.

On 11/13/08 - Calypso files the lawsuit against T-Mobile in the Eastern District of Texas, Marshall Division, Judge T. John Ward, per the instructions of Daic/Williamson/Sears. It was Calypso's intentions to try to negotiate with some small firms to obtain some quick cash first in order to sustain such a potentially time consuming recovery method (3 to 6 years) and again Calypso was not allowed to do such by Daic/Williamson/Sears. Additionally, Daic/Williamson would not allow any other defendants be named as they would not allow anything to possibly interfere with, or distract from, "their" lawsuit against T-mobile. This lawsuit noted Calypso as sole plaintiff because Daic/Williamson would not allow themselves to be added to the lawsuit even though such was required and they had already agreed that they would do so.

On 11/17/08 - Judge Ward assigns the case to Magistrate Judge Chad Everingham.

On 12/29/08 - The first unopposed extension for T-Mobile to reply is granted until February 27, 2009. This was done because the Attorneys were still unable to get Daic/Williamson to comply with their agreement and allow proper standing for the suit to go forward.

On 2/25/09 - The second unopposed extension to answer is granted for the same lack of standing issue caused by Daic/Williamson. This extension is until 3/9/09.

On 3/5/09 - The third unopposed extension to answer is granted for the same lack of standing issue caused by Daic/Williamson. This extension is until 3/16/09.

On 3/10/09 - Drago/Williamson indicate they will allow the lawsuit to finally go forward. Daic will retain the 25% ownership and Williamson will release his right to ownership. An Amended agreement between Sears Crawford with Williamson Kherkher and Drago Daic with Calypso Wireless is agreed to. It specifically states that Calypso will control the patent litigation and management.

On 3/16/09 - Calypso files its first Amended complaint naming Daic as a co-plaintiff. However, Williamson refuses to relinquish his ownership as agreed and the standing issue is still a problem for Calypso.

On 4/3/2009 - Daic/Williamson will still not release the ability to properly prosecute the case until they can force Richard Pattin of Calypso to sign an amended "agreement" between Calypso and Drago Daic that was not authorized by the Board of Directors. That "agreement", in addition to other things, would allow Daic to take control of the patents. In return, BOTH Daic and Williamson finally release their ownership interests. This act did nothing to help the standing issue as now Mr. Daic had finally been named on the suit, only now to become immediately thereafter a "non-owner".

On 4/6/09 - T-Mobile answered the complaint, nearly 5 months after it was filed because of the lack of standing issues caused by Daic/Williamson. T-Mobile also files a cross complaint against Calypso alleging; (1) T-Mobile does not infringe; (2) The '923 Patent is invalid, and; (3) The Patent is unenforceable because the disclosures to the patent office were improperly made by Calypso.

On 5/29/09 - T-Mobile files a motion for a transfer of venue to Seattle, Washington based on an overall convenience to the litigants in light of the parameters defined by the court in the "Volkswagon" case.

On 6/9/09 - An unopposed extension to answer is granted until 6/29/09

On 6/26/09 - A second unopposed extension to answer is granted until 7/7/2009

On 7/7/09 - Calypso responds to the venue motion. Calypso asks that the motion be denied for two main reasons: 1) Because it is not more convenient to the litigants and witnesses, and; 2) Because it is too late in the lawsuit to ask for such a motion because so much time has gone by.

On 8/4/09 - T-Mobile replies to Calypso's objection to a venue change. T-Mobile reiterates that recent rulings support their convenience claim and they provide emails to the court and provide emails between the parties that show the delays were due to the lack of standing issue (caused by Daic/Williamson).

On 8/13/09 - The docket control order and case schedule is issued indicating an earliest trial date of May 2, 2011.

On 8/21/09 - Discovery Orders are issued setting forth "no-excuse" dates for compliance. The first due date (9/11/2009) is for the claims chart and evidence that Calypso will be forever bound to. Soon after that, an undisputed statement of ownership of the patent is due.

On 8/24/09 - Williams Kherkher (W-K) discovers the alleged 4/3/09 agreement clouding control and title to the patents and asks for a copy. Calypso sends them a copy

On 8/26/09 - W-K provides notice that there is a conflict between Daic and Calypso. W-K informs Calypso it will have to withdraw if that is not remedied by 9/3/09 to give them time to work on and file the discovery order requirements.

On 8/29/09 - The board of directors flies to Houston to meet with Drago about, among other things, settling this conflict. Daic demands Calypso give him control of the patent per the 4/3/09 "agreement". Calypso tells Daic the 4/3/09 "agreement" is not worth the paper it is printed on and that the Board may not do so in any case as it would be an improper delegation of Board Authority.

On 8/31/09 - Continuous negotiations start between Daic and Calypso about who controls and owns the patent. Daic informs Calypso he has always owned the patents and will not give up anything.

On 9/2/09 - Calypso provides Daic with three acceptable options and Daic/Williamson reject all three. Daic informs Calypso that W-K can't withdraw and therefore there is nothing to talk about. Calypso informs Daic/Williamson he is dead wrong, but Daic/Williamson continue to stonewall.

On 9/4/09 - Daic/Williamson inform Calypso they will agree to Calypso control of the patent if Calypso will agree the 4/3/09 agreement is valid. Calypso declines and is negotiating when W-K calls and informs both parties it is too late, there is now no longer enough time to make the proper filings with the court. W-K states unequivocally that they are withdrawing. Calyspo instructs W-K to negotiate a favorable withdrawal from the case until Calypso and Daic/Williamson can get the ownership issues resolved. W-K starts such negotiations and to facilitate such, T-Mobile grants an extension to the filing conditional that W-K does, in fact, withdraw.

9/4/09 to 9/18/09 - W-K continues to negotiate with T-Mobile but Daic/Williamson will not agree to anything. They demand the case go forward and W-K stay in as counsel. Daic/Williamson threaten W-K with a malpractice lawsuit if they withdraw. W-K is not impressed.

On 9/18/09 - W-K files a motion to withdraw with the court and the court schedules a hearing for 9/22/09.

On 9/22/09 - The court grants W-K's motion to withdraw and continues all actions and deadlines for 30 days to allow Calypso to retain new counsel. This is over the objections of T-Mobile who want the case dismissed. Judge Chad Everingham informs the parties that the Venue motion is still before him and he will rule on that soon and will NOT delay that decision for the 30 days.

Conclusion/Current status:

     1) - If the venue motion is sustained, all of the above is moot as we will be starting all over with a new lawsuit and attorneys in Seattle Washington. T-Mobile could bring a declaratory relief action against Calypso and would be able to do so in Seattle. However, it is probable they won't do so because it is still questioned who owns the patents. With Daic/Williamson being in Houston, they would likely have to file there to name them (him) in the lawsuit.

     2) - If the venue motion is denied, the lawsuit will continue as scheduled after the 30 day continuance. If the ownership issue is not solved shortly thereafter, it is possible T-Mobile would be able to obtain a dismissal with sanctions against Calypso as the Lawsuit may still lack proper standing.

     3) - Due to the conflict caused by Daic/Williamson, it appears that Calypso will not be able to find replacement counsel on a contingency basis. Calypso would have to maintain the case by hiring hourly attorneys and Calypso has no capital to do so without shareholder loans to the company.

     4) - Daic/Williamson are engaging their own counsel to take the case forward, although it is questionable how they will be able to do so w/o obtaining a ruling on the effect of the alleged 4/3/09 "agreement" or their interferences and breaches of the original 4/3/08 agreement.

     5) - Calypso has informed Daic/Williamson of their improper and actionable actions that have caused the current events as well as the past and ongoing damages to Calypso in amounts likely several times greater than the 2006 default "judgment".

Safe Harbor Statement: This update may contain forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the legal issues involved and the difficulty of predicting the Court's interpretation of events. Readers are advised to read the court documents as are available to make their own determinations of the issues